SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934

                            Comstock Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    205768203
                                 (CUSIP Number)

                                Annabel M. Jones
                  Assistant General Counsel - Corporate Affairs
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                           (918) 591-1718 (facsimile)

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 13, 2003
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No.  205768203





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1)    Name of Reporting  Persons  I.R.S.  Identification  Nos. of Above  Persons
      (entities only)

      Compression, Inc.; 73-1424038

2)    Check the Appropriate Box if a Member of a Group (See Instructions) (a)
      (b) X

3)    SEC Use Only

4)    Source of Funds (See Instructions) AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)    Citizenship or Place or Organization - Oklahoma

7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 1,806,950

8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - -0-

9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 1,806,950

10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - -0-

11)   Aggregate Amount Beneficially Owned by Each Reporting Person - 1,806,950


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)   Percent of Class Represented by Amount in Row (11)-  6.25%

14)   Type of Reporting Person (See Instructions) CO




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                     Amendment to Statement on Schedule 13D

      This Amendment No. 7 to Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D of Compression, Inc., an Oklahoma corporation ("Compression") and a wholly-owned subsidiary of Samson Investment Company ("Samson"), and C. Philip Tholen, an individual ("Tholen") dated September 1, 1998, as amended on September 10, 1998, September 14, 1998, October 19, 1998, February 15, 2001, December 31, 2002, and April 22, 2003 (the
"Statement") with respect to shares of the common stock, par value of $.50 per share (the "Common Stock") of Comstock Resources, Inc., a Nevada corporation ("Issuer"). Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement.

Item 5.     Interest in Securities of the Issuer

      (a)   See Line 11 on cover page of this Form 13D.

      (b)   See Lines 7 through 10 on cover page of this Form 13D.

      (c) The following chart sets forth the sales of Common Stock in Issuer made by Compression since the filing date of the last amendment. All of such sales were made in brokerage transactions through the open market or over the counter. The percentage of ownership disclosed below is based on 28,919,561 outstanding shares, the number of outstanding shares in Issuer as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2002.

      Compression has, since the last Amendment, sold the following shares of Common Stock in Issuer:

                                            Total
                  Price                     Shares            %
No. of Shares   Per Share     Date          Owned           Owned
-------------   ---------    --------      ---------      ---------

   14,300        $11.47       5/6/2003     see below       see below
   10,700         11.50       5/6/2003     see below       see below
  100,000         11.61       5/6/2003     2,020,150           6.98%

      100         11.56       5/9/2003     see below       see below
      100         11.65       5/9/2003     see below       see below
    3,000         11.61       5/9/2003     2,016,950           6.97%

  100,000         11.90      5/12/2003     see below       see below
    5,000         12.02      5/12/2003     see below       see below
    5,000         12.05      5/12/2003     see below       see below
   15,000         12.01      5/12/2003     1,891,590           6.54%





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   50,000         11.96      5/13/2003     see below       see below
   25,000         11.98      5/13/2003     see below       see below
   10,000         12.00      5/13/2003     1,806,950           6.25%


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock

     (e)  Not applicable.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 14, 2003



Signature   //s//Dennis R. Neill
            --------------------
Name/Title: Dennis R. Neill
            President
            Compression, Inc.




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